SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Section 13
and 15(d) of the Securities Exchange Act of 1934.

Telefonica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain	1-15158	N/A
(State or other	(Commission	(I.R.S. Employer
jurisdiction of	File Number)	Identification Number)
incorporation)

Goya, 24 28001 Madrid, Spain

(Address of principal executive offices)

(34)91-423-4004

(Registrant’s telephone number, including area code)

Ordinary Shares, nominal value €0.50 per share: 4,330,550,896

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[X]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

     Approximate number of holders of record as of the certification or notice date: 0
      Pursuant to the requirements of the Securities Exchange Act of 1934 Telefonica Móviles, S.A. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Telefonica Móviles, S.A.

By:	/s/ Diego Rotsztain

	Name:	Diego Rotsztain
	Title:	Outside Counsel